

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

B S Muthu Balakrishnan
Chief Financial Officer
Verde Resources, Inc.
2 Cityplace Drive
Suite 200
St. Louis, MO 63141

> **Re: Verde Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **Filed October 16, 2023**
> **File No. 000-55276**

Dear B S Muthu Balakrishnan:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2023

Report of Independent Registered Public Accounting Firm, page F-2

1.   Please obtain and file a revised report from your auditor that covers both annual periods included your financial statements to comply with Rule 8-02 of Regulation S-X. Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in their entirety.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation